                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                            VEECO INSTRUMENTS, INC.
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                               (NAME OF ISSUER)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  922417-100
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                                (CUSIP Number)

                               William L. Hudson
          Sr. Vice President, General Counsel and Corporate Secretary
                           Seagate Technology, Inc.
                                920 Disc Drive
                        Scotts Valley, California 95067
                                (831) 438-6550
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                                August 18, 2000
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            (Date of Event which Requires Filing of this Statement)
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     If the filing person has previously filed a statement on Schedule
     13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following box. [_]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922417-100
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 1.   Names of Reporting Persons--Seagate Technology, Inc.
      I.R.S. Identification Nos. of above persons (entities only)--94-2612933
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 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) N/A
                                                                (b) N/A
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 3.   SEC Use Only

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 4.   Source of Funds (See Instructions)  N/A

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 5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)

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 6.   Citizenship or Place of Organization- Delaware

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                     7.   Sole Voting Power: 0
     Number of
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power: 0
   Beneficially
     Owned by
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power: 0
    Reporting
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power: 0
       With

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person. 0

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
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13.   Percent of Class Represented by Amount in Row (11) 0%

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14.   Type of Reporting Person (See Instructions)-CO

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2000 by Seagate Technology, Inc., a Delaware company ("Seagate") with respect to the Common Stock, par value $0.01 per share, of Veeco Instruments, Inc. ("Veeco Common Stock"), a Delaware corporation ("Veeco" or "Issuer"). The principal executive offices of Veeco are located at Terminal Drive, Plainview, New York 11803.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     In a series of open-market transactions from August 7, 2000 through August 18, 2000, Seagate sold 1,384,200 shares of Veeco's Common Stock, reducing Seagate's beneficial ownership to 0%.

     The transactions reported in this Amendment No. 1 reduce Seagate's beneficial ownership to less than 5% of the outstanding shares of Veeco Common Stock. Therefore, Seagate has no further reporting requirements on a Statement on Schedule 13D with respect to Veeco.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended as follows:

     (a) - (b) Seagate beneficially owns no shares of Veeco Common Stock.

     (c) Schedule II reports transactions in Veeco Common Stock effected from August 7, 2000 to August 18, 2000.

     (e) Seagate ceased to be the beneficial owner of more than 5% of the Common Stock of Veeco on August 18, 2000.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2000          SEAGATE TECHNOLOGY, INC.


                                        /s/ William L. Hudson
                                   ____________________________________________
                                              Signature


                                    William L. Hudson
                                    Sr. Vice President, General Counsel and
                                    Corporate Secretary

                                  Schedule I

                  Directors and Executive Officers of Seagate

                                                                                               Name, Address and
                                                                                           Business of Corporation or
                                      Business or               Principal Occupation            Organization in
            Name                   Residence Address               or Employment                 Which Employed
------------------------      ------------------------      ---------------------------   ---------------------------
Stephen J. Luczo              Seagate Technology, Inc.      Chief Executive Officer and   Seagate Technology, Inc.
                              920 Disc Drive                Chairman of the Board of      920 Disc Drive
                              Scotts Valley, CA 95066       Directors of Seagate          Scotts Valley, CA 95066
                                                            Software, Inc.

William D. Watkins            Seagate Technology, Inc.      President and Chief           Seagate Technology, Inc.
                              920 Disc Drive                Operating Officer             920 Disc Drive
                              Scotts Valley, CA 95066                                     Scotts Valley, CA 95066

Charles C. Pope               Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Finance and Chief Financial   920 Disc Drive
                              Scotts Valley, CA 95066       Officer                       Scotts Valley, CA 95066

Townsend H. Porter, Jr.       Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Product Technology            920 Disc Drive
                              Scotts Valley, CA 95066       Development and Chief         Scotts Valley, CA 95066
                                                            Technical Officer

Donald L. Waite               Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Chief Administrative          920 Disc Drive
                              Scotts Valley, CA 95066       Officer and Assistant         Scotts Valley, CA 95066
                                                            Secretary

Brian S. Dexheimer            Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Worldwide Sales, Marketing,   920 Disc Drive
                              Scotts Valley, CA 95066       Product Line Management and   Scotts Valley, CA 95066
                                                            Customer Service Operations

David A. Wickersham           Seagate Technology, Inc.      Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                Global Disc Storage           920 Disc Drive
                              Scotts Valley, CA 95066       Operations                    Scotts Valley, CA 95066

William L. Hudson             Seagate Technology, Inc.      Senior Vice President,        Seagate Technology, Inc.
                              920 Disc Drive                General Counsel and           920 Disc Drive
                              Scotts Valley, CA 95066       Corporate Secretary           Scotts Valley, CA 95066

Thomas F. Mulvaney            Seagate Technology, Inc.      Senior Vice President,        Seagate Technology, Inc.
                              920 Disc Drive                Internet Solutions Group      920 Disc Drive
                              Scotts Valley, CA 95066                                     Scotts Valley, CA 95066

                                                                                               Name, Address and
                                                                                           Business of Corporation or
                                      Business or               Principal Occupation            Organization in
            Name                   Residence Address               or Employment                 Which Employed
------------------------      ------------------------      ---------------------------   ----------------------------
Gary B. Filler                Seagate Technology, Inc.      Co-Chairman of the Board of   Seagate Technology, Inc.
                              920 Disc Drive                Directors and Financial       920 Disc Drive
                              Scotts Valley, CA 95066       Consultant                    Scotts Valley, CA 95066

Lawrence Perlman              Ceridian Corporation          Co-Chairman of the Board of   Ceridian Corporation
                              8100 34th Avenue South        Directors and Chairman of     8100 34th Avenue South
                              Minneapolis, MN 55425-1640    the Board of Directors and    Minneapolis, MN 55425-1640
                                                            Chief Executive Officer of    (an information services
                                                            Ceridian Corporation          and defense electronics
                                                                                          company)

Dr. Kenneth E. Haughton       Seagate Technology, Inc.      Engineering Consultant        Seagate Technology, Inc.
                              920 Disc Drive                                              920 Disc Drive
                              Scotts Valley, CA 95066                                     Scotts Valley, CA 95066

Robert A. Kleist              Printronix, Inc.              President, Chief Executive    Printronix, Inc.
                              17500 Cartwright Road         Officer and Director of       17500 Cartwright Road
                              Irvine, CA 92713              Printronix, Inc.              Irvine, CA 92713
                                                                                          (a computer printer
                                                                                          manufacturer)

Thomas P. Stafford            Stafford, Burke & Hecker,     Vice Chairman of Stafford,    Stafford, Burke & Hecker,
                              Inc.                          Burke and Hecker, Inc.        Inc.
                              1006 Cameron Street                                         1006 Cameron Street
                              Alexandria, VA 22314                                        Alexandria, VA 22314
                                                                                          (a consulting firm)

Laurel L. Wilkening           Seagate Technology, Inc.      Independent Consultant        Seagate Technology, Inc.
                              920 Disc Drive                                              920 Disc Drive
                              Scotts Valley, CA 95066                                     Scotts Valley, CA 95066

                                  Schedule II

     Date   Number of Shares     Price                 Where and How Executed
     ----   ----------------     -----                 ----------------------

 08/07/00            200,200         74.378       Banc of America Securities LLC
 08/08/00            144,000        73.0382                     " "
 08/09/00             50,000         73.075                     " "
 08/15/00             25,000             73                     " "
 08/16/00             10,000             73                     " "
 08/18/00            955,000             73                     " "